UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __) *

SOCIAL REALITY, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

83362P102

(CUSIP Number)

October 30, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index:  Page 16

Cusip No.
83362P102	SCHEDULE 13G	Page 2 of 18

(1)

NAME OF REPORTING PERSONS

Siskey Capital, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 450,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 450,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7%

(12)

TYPE OF REPORTING PERSON

OO

———————

(A)

The number of shares of Class A common stock beneficially owned includes (i) 450,000 shares which are presently outstanding, (ii) 350,000 shares issuable upon the conversion of 35,000 shares of Series 1 Preferred Stock, (iii) 225,000 shares issuable upon the conversion of a convertible promissory note, and (iv) 225,000 shares issuable upon the exercise of a warrant.

Cusip No.
83362P102	SCHEDULE 13G	Page 3 of 18

(1)

NAME OF REPORTING PERSONS

Siskey Industries, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 20,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 20,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000 shares of Class A common stock

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

≤1.0%

(12)

TYPE OF REPORTING PERSON

OO

Cusip No.
83362P102	SCHEDULE 13G	Page 4 of 18

(1)

NAME OF REPORTING PERSONS

Carolina Preferred Technology Investments, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 1,410,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 1,410,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,410,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

(12)

TYPE OF REPORTING PERSON

OO

———————

(A)

The number of shares of Class A common stock beneficially owned excludes 733,000 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 5 of 18

(1)

NAME OF REPORTING PERSONS

Siskey Capital Opportunity Fund, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – none

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – none

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

(12)

TYPE OF REPORTING PERSON

OO

———————

(A)

The number of shares of Class A common stock beneficially owned includes (i) 150,000 shares issuable upon the conversion of a convertible promissory note, and (ii) 150,000 shares issuable upon the exercise of a warrant.

Cusip No.
83362P102	SCHEDULE 13G	Page 6 of 18

(1)

NAME OF REPORTING PERSONS

Siskey Capital Opportunity Fund II, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 1,000,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 1,000,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

(12)

TYPE OF REPORTING PERSON

OO

———————

(A)

The number of shares of Class A common stock beneficially owned includes (i) 1,410,000 shares which are presently outstanding, (ii) 225,000 shares issuable upon the conversion of a convertible promissory note, and (iii) 225,000 shares issuable upon the exercise of a warrant.  The number of shares of Class A common stock beneficially owned excludes 500,000 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 7 of 18

1)

NAME OF REPORTING PERSONS

TSI Holdings, LLC

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 70,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 70,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

≤ 1.0%

(12)

TYPE OF REPORTING PERSON

OO

———————

(A)

The number of shares of Class A common stock beneficially owned excludes 35,000 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 8 of 18

(1)

NAME OF REPORTING PERSONS

Richard C. Siskey

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – 90,000 shares of Class A common stock

(6)

SHARED VOTING POWER – 2,860,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – 90,000 shares of Class A common stock

(8)

SHARED DISPOSITIVE POWER – 2,860,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.0%

(12)

TYPE OF REPORTING PERSON

IN

———————

(A)

The number of shares of Class A common stock beneficially owned includes (i) 450,000 outstanding shares held by Siskey Capital, LLC, 350,000 shares issuable upon the conversion of 35,000 shares of Series 1 Preferred Stock held of record by Siskey Capital, LLC, 225,000 shares issuable upon the conversion of a convertible promissory note and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital, LLC, (ii) 1,410,000 outstanding shares held by Carolina Preferred Technology Investments, LLC, (iii) 150,000 shares issuable upon the conversion of a convertible promissory note and 150,000 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund, LLC,  (iv) 1,000,000 outstanding shares, 225,000 shares issuable upon the conversion of a convertible promissory note and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund II, LLC, (v) 20,000 outstanding shares held by Siskey Industries, LLC, and (vi) 70,000 outstanding shares held by TSI Holdings, LLC.  Mr. Siskey in his position at Siskey Capital, LLC has shared right to direct the vote and disposition of securities owned by Siskey Capital, LLC.  SCAP Management Group, LLC is the

Cusip No.
83362P102	SCHEDULE 13G	Page 9 of 18

managing member of Carolina Preferred Technology Investments, LLC, Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  Mr. Siskey in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Carolina Preferred Technology Investments, LLC, Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  Mr. Siskey is managing member of  each of Siskey Industries, LLC and TSI Holdings, LLC and is his positions with those companies has the right to direct the vote and disposition of securities owned by such company.  The ability of Siskey Capital, LLC to enter into a disposition of either the shares of Series 1 preferred stock or the shares of Class A common stock issued upon a conversion of shares of Series 1 preferred stock is limited to an amount which is pari passu to any disposition of Class A common stock by either Mr. Miglino and/or Ms. DeRuggiero, executive officers and directors of Social Reality, Inc.

The number of shares of Class A common stock beneficially owned excludes (i) 733,000 shares underlying common stock purchase warrants held by Carolina Preferred Technology Investments, LLC, (ii) 500,000 shares underlying common stock purchase warrants held by Siskey Capital Opportunity Fund II, LLC, and (iii) 35,000 shares underlying common stock purchase warrants held by TSI Holdings, LLC. Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 10 of 18

(1)

NAME OF REPORTING PERSONS

Martin A. Sumichrast

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – none

(6)

SHARED VOTING POWER – 2,860,000 shares of Class A common stock

(7)

SOLE DISPOSITIVE POWER – none

(8)

SHARED DISPOSITIVE POWER – 2,860,000 shares of Class A common stock

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,410,000 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.7%

(12)

TYPE OF REPORTING PERSON

IN

———————

(A)

The number of shares of Class A common stock beneficially owned includes (i) 450,000 outstanding shares held by Siskey Capital, LLC, 350,000 shares issuable upon the conversion of 35,000 shares of Series 1 Preferred Stock held of record by Siskey Capital, LLC, 225,000 shares issuable upon the conversion of a convertible promissory note and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital, LLC, (ii) 1,410,000 outstanding shares held by Carolina Preferred Technology Investments, LLC, (iii) 150,000 shares issuable upon the conversion of a convertible promissory note and 150,000 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund, LLC, and (iv) 1,000,000 outstanding shares, 225,000 shares issuable upon the conversion of a convertible promissory note and 225,000 shares issuable upon the exercise of a warrant held by Siskey Capital Opportunity Fund II, LLC  Mr. Sumichrast in his position at Siskey Capital, LLC has shared right to direct the vote and disposition of securities owned by Siskey Capital, LLC.  SCAP Management Group, LLC is the managing member of Carolina Preferred Technology Investments, LLC, Siskey Capital Opportunity Fund, LLC and Siskey

Cusip No.
83362P102	SCHEDULE 13G	Page 11 of 18

Capital Opportunity Fund II, LLC.  Mr. Sumichrast in his position at SCAP Management Group, LLC has shared right to direct the vote and disposition of securities owned by each of Carolina Preferred Technology Investments, LLC, Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC.  The ability of Siskey Capital, LLC to enter into a disposition of either the shares of Series 1 preferred stock or the shares of Class A common stock issued upon a conversion of shares of Series 1 preferred stock is limited to an amount which is pari passu to any disposition of Class A common stock by either Mr. Miglino and/or Ms. DeRuggiero, executive officers and directors of Social Reality, Inc.

The number of shares of Class A common stock beneficially owned excludes (i) 733,000 shares underlying common stock purchase warrants held by Carolina Preferred Technology Investments, LLC and (ii) 500,000 shares underlying common stock purchase warrants held by Siskey Capital Opportunity Fund II, LLC.  Under the terms of the warrants, the respective holders may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the respective holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 12 of 18

ITEM 1(a).

NAME OF ISSUER

Social Reality, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

456 Seaton Street

Los Angeles, CA  90013

ITEM 2(a).

NAME OF PERSON FILING.

This Schedule 13G is being filed on behalf of Siskey Capital, LLC, a North Carolina limited liability company (“Siskey Capital”), Siskey Industries, LLC, a North Carolina limited liability company (“Siskey Industries”), Siskey Capital Opportunity Fund, LLC, a North Carolina limited liability company (“Opportunity Fund”), Siskey Capital Opportunity Fund II, LLC, a North Carolina limited liability company (“Opportunity Fund II”), Carolina Preferred Technology Investments, LLC, a North Carolina limited liability company (“Carolina Preferred”), TSI Holdings, LLC, a North Carolina limited liability company (“TSI”), Richard C. Siskey, a U.S. citizen and Martin A. Sumichrast, a U.S. citizen (collectively, the “Reporting Persons”).

SCAP Management Group, LLC (“SCAP Management”) is the managing member of each of Carolina Preferred, Opportunity Fund and Opportunity Fund II.  Messrs. Siskey and Sumichrast in their positions with Siskey Capital each have the right to direct the vote and disposition of securities owned by each of Siskey Capital.  Messrs. Siskey and Sumichrast in their positions with SCAP Management each have the right to direct the vote and disposition of securities owned by each of Carolina Preferred, Opportunity Fund and Opportunity Fund II.  Mr. Siskey is the managing member of TSI and Siskey Industries and is his position with each entity has the right to direct the vote and disposition of securities owned by such entity.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 2(b).

ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The principal business office of the Reporting Persons is 4521 Sharon Road, Suite 450, Charlotte, NC  28211.

ITEM 2(c).

CITIZENSHIP.

See item 2(a).

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.001

ITEM 2(e).

CUSIP No.

83362P102

Cusip No.
83362P102	SCHEDULE 13G	Page 13 of 18

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

A.

Siskey Capital:

(a)

Amount beneficially owned: 1,250,000 shares of Class A common stock (see Footnote A on page 2 hereof)

(b)

Percentage of class: 4.7%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  450,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 450,000 shares of Class A common stock

Siskey Industries:

(a)

Amount beneficially owned: 20,000 shares of Class A common stock

(b)

Percentage of class: ≤1.0%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  20,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 20,000 shares of Class A common stock.

Carolina Preferred:

(a)

Amount beneficially owned: 1,410,000 shares of Class A common stock (see Footnote A on page 4 hereof)

(b)

Percentage of class: 5.4%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  1,410,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 1,410,000 shares of Class A common stock.

Opportunity Fund:

(a)

Amount beneficially owned: 300,000 shares of Class A common stock (see Footnote A on page 5 hereof)

(b)

Percentage of class: 1.2%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  none

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: none

Cusip No.
83362P102	SCHEDULE 13G	Page 14 of 18

Opportunity Fund II:

(a)

Amount beneficially owned: 1,450,000 shares of Class A common stock (see Footnote A on page 7 hereof)

(b)

Percentage of class: 5.6%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  1,000,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 1,000,000 shares of Class A common stock.

TSI:

(a)

Amount beneficially owned: 70,000 shares of Class A common stock (see Footnote A on page 8 hereof)

(b)

Percentage of class: ≤1.0%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: none

(ii)

Shared power to vote or to direct the vote:  70,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 70,000 shares of Class A common stock.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

Cusip No.
83362P102	SCHEDULE 13G	Page 15 of 18

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SISKEY INDUSTRIES, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

SISKEY CAPITAL, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND II, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

CAROLINA PREFERRED TECHNOLOGY
INVESTMENTS, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

TSI HOLDINGS, LLC

Date: November 18, 2014	By:	/s/ Richard C. Siskey
Richard C. Siskey

Cusip No.
83362P102	SCHEDULE 13G	Page 16 of 18

EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of November 18, 2014 by and among Siskey Industries, LLC, Siskey Capital, LLC, Siskey Capital Opportunity Fund, LLC, Siskey Capital Opportunity Fund II, LLC, Carolina Preferred Technology Investments, LLC, TSI Holdings, LLC, Richard C. Siskey and Martin A. Sumichrast	17

Cusip No.
83362P102	SCHEDULE 13G	Page 17 of 18

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Class A common stock of Social Reality, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 18, 2014.

SISKEY INDUSTRIES, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

SISKEY CAPITAL, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND II, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

CAROLINA PREFERRED TECHNOLOGY
INVESTMENTS, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

Cusip No.
83362P102	SCHEDULE 13G	Page 18 of 18

TSI HOLDINGS, LLC

By:	/s/ Richard C. Siskey
Richard C. Siskey

RICHARD C. SISKEY

/s/ Richard C. Siskey
Richard C. Siskey

MARTIN A. SUMICHRAST

/s/ Martin A. Sumichrast
Martin A. Sumichrast